FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-33869

Star Bulk Carriers Corp.
(Translation of registrant's name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and the unaudited interim condensed consolidated financial statements and related information and data of Star Bulk Carriers Corp. (the "Company") as of and for the six months ended June 30, 2009.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2009 and 2008. Unless otherwise specified herein, references to the "Company," "we," "us," or "our" shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2008, which was filed with the U.S. Securities and Exchange Commission, or Commission, on April 16, 2009. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement and fertilizer. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. On November 30, 2007, we merged with and into Star Maritime with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.  We refer to this merger throughout this report as the "Redomiciliation Merger."

Our Fleet

We own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 10.4 years and a combined cargo carrying capacity of approximately 1.1 million dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We charter all of our vessels on medium- to long-term time charters with terms of approximately one to five years, other than the Star Alpha, which is currently employed under a contract of affreightment, or COA, and the Star Ypsilon which is currently employed on a time charter for a minimum of five months and a maximum of seven months.

The following table presents summary information concerning our fleet as of September 21, 2009:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	DailyGross Hire Rate	Type/ Maximum Remaining Term
Star Alpha (1)	Capesize	175,075	1992	N/A	COA
Star Beta (2)	Capesize	174,691	1993	$32,500	Time charter/ 0.6 years

Star Gamma	Supramax	53,098	2002	$38,000	Time charter/ 2.3 years
Star Delta (3)	Supramax	52,434	2000	$11,250	Time charter/ 0.3 year
Star Epsilon (4)	Supramax	52,402	2001	$25,500	Time charter/ 4.8 years
Star Zeta	Supramax	52,994	2003	$42,500	Time charter/ 1.5 years
Star Theta (5)	Supramax	52,425	2003	$11,300	Time charter/ 0.7 year
Star Kappa (6)	Supramax	52,055	2001	$25,500	Time charter/ 4.8 years
Star Sigma (7)	Capesize	184,403	1991	$38,000	Time charter/ 4.3 years
Star Omicron	Supramax	53,489	2005	$43,000	Time charter/ 1.4 years
Star Cosmo	Supramax	52,247	2005	$35,615	Time charter/ 1.4 years
Star Ypsilon(8)	Capesize	150,940	1991	$43,250	Time charter/ 0.4 years

1.
During January 2009, the Star Alpha underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of repairs, Star Alpha was redelivered to us by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement. Prior to the redelivery, arbitration proceedings had commenced pursuant to disputes that had arisen with the charterers of Star Alpha. The disputes relate to vessel performance characteristics and hire. The arbitration panel is also handling additional proceedings between third parties that sub-chartered the vessel. We notified the charterers of the vessel that we intend to seek additional damages in connection with the early redelivery of Star Alpha in the current arbitration proceedings.

On January 20, 2009, we entered into a COA with Companhia Vale do Rio Doce, or Vale. Under the terms of the COA, we expect to transport approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments.  The Star Alpha completed the second shipment under the COA in the third quarter of 2009.

On July 21, 2009, we entered into an agreement to sell the Star Alpha to an unaffiliated third party for a contracted sale price of approximately $19.9 million.  As of July 21, 2009, the vessel's book value was approximately $95.0 million.  We expect to deliver the vessel to its purchasers in December 2009.

2.
On February 10, 2009, we entered into a new time charter agreement for the Star Beta, for a minimum of 13 months and a maximum of 15 months, at a gross daily rate of $32,500. The vessel was delivered to the new charterer on February 14, 2009.

3.
On January 30, 2009, we entered into a new time charter agreement for the Star Delta for a minimum of 11 months and a maximum of 13 months, at a gross daily rate of $11,250. The vessel was delivered to the new charterer on February 7, 2009.

4.
On April 3, 2009, we entered into a new time charter agreement for the Star Epsilon with the existing charterer, for a minimum of 63 months and a maximum of 65 months, at a gross daily rate of $25,500. The new time charter agreement was effective as of April 12, 2009 and replaces the existing charter dated April 30, 2008 which was for a minimum of 59 months and a maximum of 61 months, at a gross daily rate of $32,400. The new time charter agreement includes an index-based profit sharing arrangement, effective as of April 12, 2011, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 40% of the amount that the Baltic Supramax Index, or BSI, rate exceeds $30,500.

5.
On April 17, 2009, we entered into a new time charter agreement for the Star Theta, for a minimum of 11 months and a maximum of 13 months, at a gross daily rate of $11,300.  The vessel was delivered to the new charterer on May 18, 2009.

6.
On April 3, 2009, we entered into a new time charter agreement for the Star Kappa with the existing charterer, for a minimum of 63 months and a maximum of 65 months, at a gross daily rate of $25,500. The new time charter agreement was effective as of April 7, 2009 and replaces the existing charter dated September 20, 2007 which was for a minimum of 35 months and a maximum of 37 months, at a gross daily rate of $47,800. The new time charter agreement includes an index-based profit sharing arrangement effective as of April 7, 2011, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 40% of the amount that the BSI rate exceeds $30,500.

7.
On May 21, 2009, we amended the existing time charter agreement for the Star Sigma with the existing charterer, to a minimum of 56 months and a maximum of 61 months, at a gross daily rate of $38,000. The amended time charter agreement was effective as of May 1, 2009 and replaces the existing charter dated March 6, 2008 which was for a minimum of 36 months and a maximum of 41 months, at an average daily rate of $63,000.  In addition, the amended time charter agreement includes an index-based profit sharing arrangement effective as of March 1, 2012, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 50% of the amount that the Baltic Capesize Index rate exceeds $49,000.

8.	On July 29, 2009, we entered into a new time charter agreement for the Star Ypsilon, for a minimum of five months and a maximum of seven months, at a gross daily rate of $43,250.

RECENT DEVELOPMENTS

On July 14, 2009, we entered into our second COA with Vale. The COA is for a term of two years, beginning in January 2010 until December 2011 and provides for the transportation of approximately 1.3 million tons of iron ore between Brazil and China in quarterly Capesize vessel shipments with the first such shipment scheduled to commence during the first quarter of 2010. The contract rate is $24.75 per ton of iron ore transported.

On July 21, 2009, we entered into an agreement to sell the Star Alpha, a 175,075 dwt, 1992 built Capesize vessel to an unaffiliated third party for a contracted sale price of $19.9 million.  As of July 21, 2009, the vessel's book value was approximately $95.0 million.  The vessel is expected to be delivered to the purchaser in December 2009.

On July 29, 2009, we entered into a new time charter agreement for the Star Ypsilon, for a minimum of five months and a maximum of seven months, at a gross daily rate of $43,250.  The vessel was previously chartered to TMT Bulk Co. Ltd., a company affiliated with TMT Co. Ltd., or TMT, a shipping company headquartered in Taiwan, until July 2011.  The vessel was withdrawn from the service of TMT Bulk Co. Ltd. for repudiatory breach of the time charter.  Arbitration proceedings have commenced against TMT in London to recover damages, including our loss of hire, arising from such repudiatory breach.

RECENT DEVELOPMENTS IN OUR INDUSTRY

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Since December 2008, the BDI has risen to

 2,356 through September 18, 2009, representing an increase of 255%, although it remains approximately 80% below its record highs. The general decline in the drybulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Three of our recently renegotiated time charter agreements include indexed profit sharing agreements which are effective after April 2011. Our ability to obtain renewal charters upon the expiration of our current charters or charters for new vessels that we may acquire in the future will be directly impacted by prevailing BDI charter rates. The charters for four of our vessels are scheduled to expire between January and May 2010, and the time charters for an additional two of our vessels provide for rates that reflect the severely depressed charter rates experienced at the time we entered into such agreements in the fourth quarter of 2008 and first quarter of 2009. Please see fleet employment data contained under the heading "Our Fleet."

Drybulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether the recent improvement will continue. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability and could further affect compliance with the covenants in our loan agreements.

Recent developments in the drybulk charter market and credit markets have also resulted in additional risks. The occurrence of one or more of these risk factors would adversely affect our results of operations or financial condition.

RISK FACTORS

Investing in our common shares involves risks. Set forth below are updated or additional risk factors which should be read together with the risk factors on page 4 of our annual report on Form 20-F for the year ended December 31, 2008 which was filed with the Commission on April 16, 2009.

Industry Specific Risk Factors

The downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our earnings and the value of our vessels and our ability to comply with our loan covenants

The abrupt and dramatic downturn in the drybulk charter market, from which we derive substantially all of our revenues, has severely affected the drybulk shipping industry and has adversely affected our business.  As a result of the downturn in the drybulk charter market, drybulk charter rates remain well below historical highs. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follow the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements. The decline in the drybulk carrier charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers' seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the drybulk shipping industry. Accordingly, the value of our common shares could be substantially reduced or eliminated.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2008. As of August 1, 2009, newbuilding orders had been placed for an aggregate of about 66% of the current global drybulk fleet, with deliveries expected during the next 48 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect significant cancellations and slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The charters for four of our vessels expire in 2010.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in April 2009, the Maersk Alabama, a cargo vessel not affiliated with us, was captured by pirates off the coast of Somalia and was released following military action by the U.S. Navy. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was also captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

Our lenders have imposed a restriction on our dividend payments under the terms of our waiver agreements

As a result of restrictions imposed by our lenders, including the restriction on dividend payments under the terms of our waiver agreements, we may not be able to pay dividends.

We previously paid regular dividends on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders.

In June 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended June 30, 2009 which was paid on or about July 14, 2009 to shareholders as of record on July 7, 2009.  Our lenders have consented to our declaration and payment of this quarterly dividend.  In addition, the payment of any future dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Substantial debt levels could limit our flexibility to obtain additional financing or pursue other business opportunities

As of September 21, 2009, we had outstanding indebtedness of $259.5 million and we expect to incur additional indebtedness as we continue to grow our fleet. Currently, we do not have any additional borrowing capacity under our existing loan facilities. This level of debt could have important consequences to us, including the following:

•
affecting our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business

As of September 21, 2009, we employed all of our vessels under time charter agreements, with an average remaining duration of approximately 2.0 years, other than the Star Alpha which is currently employed under a COA.  For the six months ended June 30, 2009, 73% of our voyage revenues were generated from five charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in these depressed market conditions, certain charterers, including some of our charterers, are renegotiating the terms of the charters or defaulting on their obligations under the charters. The time charters for two of our vessels provide for charter rates that are significantly above market rates as of September 21, 2009. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or through a time charter would be at lower rates because of the currently depressed drybulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future.

Our earnings may be adversely affected if we do not successfully employ our vessels

Our strategy is to employ our vessels on fixed rate period charters. Five of our charters, including one of our COAs with Vale, expire in 2010, three of our charters and our new COA with Vale expire in 2011, one of our charters expires in 2012 and three of our charters expire thereafter. Currently, prevailing drybulk carrier charter rates are significantly lower than those provided for in two of our existing charter agreements.  In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, such as the current charter market, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or repay our debt.

Operating Results

Factors Affecting Our Results of Operations

We charter all of our vessels on medium- to long-term time charters with terms of approximately one to five years other than the Star Alpha, which is currently employed under a COA, and Star Ypsilon which is currently employed on a time charter for a minimum of five months and a maximum of seven months. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil and diesel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.  COAs relate to the carriage of multiple cargoes over the same route and enable the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans at least one year. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.  Although the vessels in our fleet are primarily employed on medium- to long-term time charters ranging from one to five years, we may employ these and additional vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

•
Available days are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs drydocking or special or intermediate surveys or transfer of ownership.

•
Voyage days are the total number of days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for drydocking, major repairs, special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period taking into account the dry-docking periods.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(In thousands of Dollars except for voyage days and TCE rates)

	Six months ended	Six months ended
	June 30, 2008	June 30, 2009
Average number of vessels	9.4	12
Number of vessels (as of the last day of the periods reported)	11	12
Average age of fleet (in years) (1)	10.4	10.2
Ownership days	1,702	2,172
Available days	1,573	2,102
Voyage days for fleet	1,543	2,071
Fleet Utilization	98.1%	98.5%

(1)  Average age of fleet was calculated as of June 30, 2009 and 2008, respectively.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel and diesel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.  We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of Dollars except for voyage days and TCE rates)
	Six months ended	Six months ended
	June 30, 2008	June 30, 2009

Voyage revenues	100,921	77,485
Less:
Voyage expenses	(1,584)	(4,620)
Amortization of fair value of above/below market acquired time charter agreements	(34,919)	(5,358)

Time Charter equivalent revenues	64,418	67,507

Total voyage days for fleet	1,543.00	2,071.37

Time charter equivalent (TCE) rate (in Dollars)	41,749	32,591

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.

Our voyage expenses primarily consist of commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

Vessel Management

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

As of June 30, 2009, we had twenty-seven employees. Twenty-five of our employees, which are employed through our wholly-owned subsidiaries Star Bulk Management and Starbulk S.A., are engaged in the day-to-day management of the vessels in our fleet. Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management.

Star Bulk Management is responsible for the operational and technical management of the vessels in our fleet. Star Bulk Management's responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical management of the vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

We reimburse or advance funds as necessary to Star Bulk Management in order for it to conduct its activities and discharge its obligations, at cost. We also maintain working capital reserves as may be agreed between us and Star Bulk Management from time to time.

Star Bulk Management subcontracts the technical management of the Star Gamma, the Star Delta, the Star Zeta, the Star Theta, and the Star Omicron, and the crew management of all of our vessels to Bernhardt Schulte Shipmanagement Ltd., or Bernhardt.  Pursuant to our vessel management agreements with Bernhardt, we pay to Bernhardt aggregate annual management fees ranging from $90,000 to $110,000 per vessel. Each agreement continues indefinitely unless either party terminates the agreement upon three months' written notice or a certain termination event occurs.

Star Bulk Management subcontracts the technical management of the Star Cosmo to Union Commercial Inc, or Union. Pursuant to our vessel management agreement with Union, we pay a daily fee of $450, which is subject to review two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement upon two months' written notice or a certain termination event occurs.

Starbulk S.A., our wholly owned subsidiary, provides the technical management for the Star Alpha, the Star Beta, the Star Ypsilon, the Star Sigma, the Star Epsilon, and the Star Kappa. We intend to transfer the technical management of all of our vessels –except of Star Cosmo- to Starbulk S.A. by the end of 2009.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and finance costs in connection with debt relating to the acquisition of our vessels.  We also defer financing fees and expenses incurred upon entering into our loan agreements and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Drydocking Costs

We expense special or intermediate survey and drydocking costs as incurred.

Gain or Loss arising from Forward Freight Agreements ("FFAs")

We use FFAs to hedge our exposure to the charter market for a specified route and period of time.  Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.  All of our FFA trades are settled on a daily basis through London Clearing House (LCH).

RESULTS OF OPERATIONS

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Voyage Revenues: Voyage revenues for the six month period ended June 30, 2009 and 2008 were approximately $77.5 million and $100.9 million, respectively, which include the amortization of fair value of below/above market time charters of $5.4 million and $34.9 million, respectively.  The decrease in voyage revenues was primarily due to lower charter rates during 2009 for some of our vessels.

The Star Cosmo and the Star Ypsilon were delivered to their charterers during the third quarter of 2008.  For the six months ended June 30, 2009, 29% of our voyage revenues were generated from these two vessels.  In addition, during the six months ended June 30, 2008, seven of our ten vessels were employed under charter parties with higher rates than the rates applicable for the same vessels during the six months ended June 30, 2009.

Voyage Expenses: For the six month period ended June 30, 2009 and 2008, voyage expenses, which mainly consist of commissions payable to brokers, bunkers and port expenses were approximately $4.6 million and $1.6 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 0% to 2.50% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.  The increase in bunkers and port expenses related primarily to the Star Alpha which is employed under a COA and the Star Beta and the Star Sigma which are employed under time charter agreements during the six months ended June 30, 2009.

Vessel Operating Expenses: For the six month period ended June 30, 2009 and 2008, our vessel operating expenses were approximately $15.8 million and $10.3 million, respectively. This increase was primarily due to the operation of a larger fleet, including the operation of one additional Capesize vessel, and higher spares and stores expenses during the six months ended June 30, 2009 as compared to the six months ended June 30, 2008.

Drydocking Expenses: For the six month period ended June 30, 2009 and 2008, our drydocking expenses were $3.8 million and $6.4 million, respectively. During the six month period ended June 30, 2009, two of our vessels underwent periodic drydocking surveys and one vessel underwent unscheduled repairs.  For the six month period ended June 30, 2008, three vessels underwent their periodic drydocking survey.

Depreciation: For the six month period ended June 30, 2009 and 2008, depreciation expenses were $31.5 million and $21.1 million, respectively. The increase in depreciation expense was due to the growth of our fleet.

Vessel Impairment Loss: For the six month period ended June 30, 2009, we did not record a vessel impairment loss compared to a $4.6 million loss for the six month period ended June 30, 2008. On April 24, 2008, we entered into an agreement to sell the Star Iota for gross proceeds of $18.4 million less $1.8 million of costs associated with the sale.  We delivered this vessel to its purchasers on October 6, 2008.  The Star Iota was classified as vessel held for sale during the first quarter of 2008 which resulted in an impairment loss of $4.6 million because the vessel was recorded at the lower of its carrying amount or fair value less cost to sell.

Loss on forward freight agreements: During 2008 and 2009, we entered into forward freight agreements, or FFAs on the Baltic Exchange Capesize and Panamax indices.  During the six month period ended June 30, 2009, the change in fair market value of the FFAs resulted in a loss of $3.6 million.

Gain on time charter agreement termination: The Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 to January 16, 2009, was redelivered to us by its charterers approximately one month prior to the earliest redelivery date under the time charter agreement. During the six month period ended June 30, 2009, we recognized a non-cash gain on a time charter agreement termination of $10.1 million which relates to the unamortized fair value of the below market time charter liability of this vessel on its redelivery date.

The Star Theta was also redelivered to us by its charterers on March 18, 2009, approximately sixteen days prior to the earliest redelivery date under the time charter agreement.  During the six month period ended June 30, 2009, we recognized a non-cash gain on time charter agreement termination of $0.84 million. In addition, we received $0.26 million from the charterer relating to the early termination of this charter party.

General and Administrative Expenses: General and administrative expenses amounted to $4.6 million for the six months ended June 30, 2009 and $5.4 million for the six months ended June 30, 2008, respectively.  For the six month period ended June 30, 2009, the average number of vessels owned and operated by us increased to 12 vessels compared to the 9.4 vessels owned and operated by us during the six month period ended June 30, 2008.  Accordingly, on a per vessel and per day basis, general and administrative expenses decreased by approximately 34%.  This decrease is mainly due to the economies of scale that reduce our average cost per vessel as we expand our fleet.  In addition, share based compensation expenses decreased by approximately 23% from $2.2 million for the six months ended June 30, 2008 to $1.7 million for the six months ended June 30, 2009.

Interest Expenses and Finance Costs: For the six month period ended June 30, 2009 and 2008, our interest and finance costs under our term-loan facilities were $5.5 million and $3.2 million, respectively. This increase is due to greater average outstanding borrowings for the six month period ended June 30, 2009 amounting to $286.4 million as compared to the average outstanding borrowings for the six month period ended June 30, 2008 amounting to $157.9 million.

Interest Income: For the six month period ended June 30, 2009 and 2008, our interest income was $0.3 million and $0.6 million, respectively.  The decrease is mainly due to lower applicable interest rates during the six month period ended June 30, 2009.

Cash Flow

Net cash provided by operating activities for the six months ended June 30, 2009 and 2008, was $40.4 million and $47.6 million, respectively.  Net cash provided by operating activities for the six month period ended June 30, 2009 was primarily a result of recorded net income of $19.0 million, adjusted for depreciation of $31.5 million and stock based compensation and fair value of derivatives of $3.9 million, offset by amortization of fair value of below/above market acquired time charter agreements of $5.4 million and non-cash gains on time charter agreement terminations of $10.9 million. Net cash provided by operating activities for the six months ended June 30, 2008 was primarily a result of recorded net income of $48.3 million, adjusted for depreciation and the vessel impairment loss related to the sale of the Star Iota of $27.9 million offset by the amortization of fair value of below/above market acquired time charter agreements of $35.3 million.

Net cash used in investing activities for the six months ended June 30, 2009 and 2008, was $23.5 million and $297.0 million, respectively.  For the six month period ended June 30, 2009, there was an increase in restricted cash of $23.4 million related to the waivers obtained for the existing loan agreements and the FFAs.  For the six months ended June 30, 2008, net cash used in investing activities related mainly to the payment of $270.4 million representing the cash consideration paid for our initial fleet, the payment of $15.6 million representing the 10% deposit of the aggregate purchase price for the vessels the Star Cosmo and the Star Ypsilon and $11.0 million related to the increase in restricted cash.

Net cash used in financing activities for the six months ended June 30, 2009 was $22.8 million as compared to $268.4 million of net cash provided by financing activities for the six months ended June 30, 2008. For the six months ended June 30, 2009, net cash used in financing activities consisted of the payments of loan installments amounting to $24.5 million and payments of financing fees of $0.2 million related to the waivers obtained, offset by $1.9 million received from the reinvestment, by our management and our directors, of the cash portion of the dividend payment for the quarter ended September 30, 2008 in exchange for 818,877 of our common shares which were issued at the same weighted average price as the stock portion of such dividend.  For the six months ended June 30, 2008, net cash provided by financing activities consisted of borrowings of $213.5 million related to our loan agreements and the proceeds from exercise of warrants of $94.0 million which was offset primarily by a dividend payment of $23.4 million, repayments under our loan agreements of $8.5 million, payments of $6.1 million in connection with our repurchase of common stock and warrants and payments of financing fees of $1.1 million related to our loan agreements signed both in 2007 and during the first quarter of 2008.

Loan Facilities

For information relating to our loan agreements, please see Note 8 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, which was filed with the Commission on April 16, 2009 and Note 8 in our unaudited condensed consolidated financial statements contained in our current Form 6-K filed on August 12, 2009.

Waiver Agreements

In March 2009, we entered into agreements with our lenders to obtain waivers for breach of certain covenants including minimum asset coverage covenants contained in our loan agreements. Under the terms of such waiver agreements, the payment of dividends and the repurchases of our shares and warrants are subject to the prior written consent of our lenders.

Commerzbank AG Loan Agreement dated December 27, 2007

On March 13, 2009, we entered into an agreement with Commerzbank AG to obtain waivers of certain covenants on the following terms: during the waiver period from December 31, 2008 to January 31, 2010, the required loan to value ratio, which is the ratio of outstanding indebtedness to the aggregate market value of the collateral vessels, was amended to 90% from 80% including the value of the additional security that will be provided by us pursuant to the waiver. In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on the Star Alpha and a pledge account containing $6.0 million. During the waiver period, LIBOR will be adjusted to the cost of funds and the interest spread was increased to 2%.

Piraeus Bank A.E. Loan Facility dated April 14, 2008, as amended

On March 11, 2009, we entered into an agreement with Piraeus Bank A.E., as agent, to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio, which is the ratio of the aggregate market value of the collateral vessels and the outstanding loan amount, will be waived and for the year ended February 28, 2011, and the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lenders will also waive the required 60% corporate leverage ratio, which is the ratio of our total indebtedness net of any unencumbered cash divided by the market value of our vessels, through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) first preferred mortgages on and first priority assignments of all earnings and insurances of the Star Kappa and the Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial managers' rights to payment; and (iv) a pledge account containing $9.0 million. In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility which is expected to be prior to December 31, 2009.

Piraeus Bank A.E. Loan Facility dated July 1, 2008

On March 11, 2009, we entered into an agreement with Piraeus Bank A.E., as lender, to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio was waived and for the year ended February 28, 2011, and the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lender will also waive the required 60% corporate leverage ratio through February 28, 2010. In connection with this waiver, as further security for this facility agreed to provide (i) second preferred mortgages on and second priority assignments of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers' rights to payment; and (iv) a pledge account containing $5.0 million. This facility is repayable beginning on April 2, 2009, in 22 consecutive quarterly installments: (i) the first two installments in the amount of $2.0 million each; (ii) the third installment in the amount of $1.75 million; (iii) the fourth installment in the amount of $1.25 million; (iv) the fifth through tenth installment in the amount of $875,000 each; and (v) the final 12 installments in the amount of $500,000 each plus a balloon payment of $13.75 million payable with the final installment. In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility which is expected to be prior to December 31, 2009.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, long-term borrowing, and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

Our working capital deficit was $26.0 million for the period ended June 30, 2009, compared to our working capital deficit of $15.0 million for the year ended December 31, 2008.  Our working capital deficit is primarily due to the significant increase of current liabilities for the period ended June 30, 2009 relating to the current portion of loan proceeds amounting to $57.0 million.  If our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position.

Although our working capital deficit increased during the first half 2009, we believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs for the next 12 months. The drybulk charter market declined sharply beginning in the third quarter of 2008 and our results of operations may be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans or equity issuances or vessel sales. As of June 30, 2009, we had outstanding borrowings of $272.0 million, which is the maximum amount permitted under our loan facilities. As of September 21, 2009, we had outstanding borrowings of $259.5 million under our loan facilities.

We may fund possible growth through our cash balances, operating cash flow, additional long -term borrowing and the issuance of new equity. Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. In the event we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.  As of September 21, 2009, we do not have any capital commitments.

As of June 30, 2009, we had cash and cash equivalents of approximately $23.5 million net of $6.0 million of short term restricted cash related to the Commerzbank waiver agreement, $4.4 million of short term restricted cash related to minimum margin requirements in connection with our FFAs, $13.5 million of long-term restricted cash due to minimum liquidity covenants contained in our loan agreements and $14.0 million of long term restricted cash related to the Piraeus Bank waiver agreements.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2008. For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008 and for a discussion on our critical accounting policies please see "Item 5 – Operating and Financial Review and Financial Prospects" included in our annual report on Form 20-F for the year ended December 31, 2008.

Recent Accounting Pronouncements:

For a description of our recent accounting pronouncements, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere herein.

STAR BULK CARRIERS CORP.
INDEX TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(UNAUDITED)

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and June 30, 2009
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31,	June 30,
	2008	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,475	$23,540
Restricted Cash (Notes 8 and 12)	2,486	10,430
Trade accounts receivable	3,379	2,974
Inventories (Note 4)	1,276	1,837
Due from related party (Note 3)	465	1,458
Due from managers	1,747	1,427
Forward freight agreements	251	-
Prepaid expenses and other receivables	680	2,602
Deposit on forward freight agreements	2,514	-
Total Current Assets	42,273	44,268

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	821,284	789,821
Total Fixed Assets	821,284	789,821

OTHER NON-CURRENT ASSETS
Deferred finance charges (Note 6)	1,391	1,206
Due from managers	270	-
Fair value of above market acquired time charter agreements (Note 7)	14,148	11,349
Restricted cash (Note 8)	12,010	27,510
TOTAL ASSETS	$891,376	$874,154

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$49,250	$56,975
Accounts payable	1,031	3,109
Dividend payable	-	3,055
Due to related party (Note 3)	156	125
Due to managers	-	14
Accrued liabilities	3,296	3,580
Deferred revenue	3,554	3,449
Total Current Liabilities	57,287	70,307

NON-CURRENT LIABILITIES
Long term debt (Note 8)	247,250	215,025
Fair value of below market acquired time charter agreements (Note 7)	21,574	2,498
Deferred revenue	5,072	6,623
Other non-current liabilities	53	54
TOTAL LIABILITIES	331,236	294,507

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2008 and June 30, 2009 (Note 9)	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized; 58,412,402 and 61,104,760 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively (Note 9)	584	611
Additional paid in capital	479,592	483,117
Retained earnings	79,964	95,919
Total Stockholders' Equity	560,140	579,647
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$891,376	$874,154
The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Income
For the six months ended June 30, 2008 and 2009
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months Ended June 30,
	2008	2009

REVENUES:	$100,921	$77,485

Voyage expenses	1,585	4,620
Vessel operating expenses	10,333	15,839
Drydocking expenses	6,392	3,773
Depreciation	21,046	31,497
Management fees	382	533
Management fees-related party	208	-
Loss on Forward freight agreements (Note 12)	-	3,610
Vessel impairment loss (Note 5)	4,642	-
Gain on time charter agreement termination (Note 7)	-	(11,179)
General and administrative expenses	5,444	4,601
Operating income	50,889	24,191

Interest and finance costs (Note 8)	(3,242)	(5,476)
Interest income and other	646	295
Total other expenses, net	(2,596)	(5,181)

Net income	$48,293	$19,010

Earnings per share, basic (Note 10)	$1.01	$0.31
Earnings per share, diluted (Note 10)	$0.91	$0.31

Weighted average number of shares outstanding, basic	47,855,865	60,694,160
Weighted average number of shares outstanding, diluted	52,798,013	60,694,160

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statement of Equity
For the six months ended June 30, 2008 and 2009
(Expressed in thousands of U.S. dollars except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Retained	stockholders'
	# of Shares	Par Value	Capital	Earnings	Equity

BALANCE, December 31, 2008	58,412,402	584	479,592	79,964	560,140

Net income	-	-	-	19,010	19,010
Issuance of common stock to TMT	803,481	8	(8)	-	-
Issuance of common stock to stockholders	818,877	8	1,878	-	1,886
Stock-based compensation	1,070,000	11	1,655	-	1,666
Dividends declared ($0.05 per share)				(3,055)	(3,055)
BALANCE, June 30, 2009	61,104,760	611	483,117	95,919	579,647

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2008 and 2009
(Expressed in thousands of U.S. dollars)

	Six months Ended June 30,
	2008	2009

Net cash provided by Operating Activities	$47,647	$40,386

Cash Flows from Investing Activities:
Advances for vessels to be acquired	(15,611)	-
Additions to vessel cost and office equipment	(270,385)	(33)
Increase in restricted cash	(11,010)	(23,444)
Net cash used in Investing Activities	(297,006)	(23,477)

Cash Flows from Financing Activities:
Proceeds from bank loan	213,500	-
Bank loan repayment	(8,500)	(24,500)
Proceeds from dividend reinvestment	-	1,886
Proceeds from exercise of warrants	94,029	-
Repurchase of shares and warrants	(6,059)	-
Financing costs paid	(1,110)	(230)
Cash dividend	(23,443)	-
Net cash provided by /(used in) Financing Activities	268,417	(22,844)

Net increase/(decrease) in cash and cash equivalents	19,058	(5,935)
Cash and cash equivalents at beginning of period	18,985	29,475
Cash and cash equivalents at end of period	$38,043	$23,540
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$2,548	$5,048
Non-cash items:
Issue of common stock at fair value for delivery of vessels	18,946	-
Fair value of below market acquired time charter agreements	75,244	-

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.              Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk Carriers Corp. ("Star Bulk") and its subsidiaries, which are hereinafter collectively referred to as the "Company", have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2009.

The unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the Company's annual report on Form 20-F for the year ended December 31, 2008.

On November 30, 2007, Star Maritime Acquisition Corp. ("Star Maritime") incorporated in the state of Delaware, merged into its wholly-owned subsidiary at the time, Star Bulk, a company incorporated in Marshall Islands, with Star Bulk being the surviving entity. This merger is referred to as the "Redomiciliation Merger."

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of Star Bulk Management Inc. and the ship-owning subsidiaries as set forth below.

Star Maritime was organized on May 13, 2005 as a blank check company.  On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  The entire gross proceeds of the initial public offering amounting to $188,675 were deposited in a trust account.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements (the "Master Agreement") to acquire a fleet of eight drybulk carriers (the "Transaction") from certain subsidiaries of TMT Co. Ltd. ("TMT"), a shipping company headquartered in Taiwan. These eight drybulk carriers are referred to as the initial fleet, or initial vessels. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224,500 in cash and 12,537,645 shares of common stock of Star Bulk. The Company also agreed to issue to TMT an additional stock consideration of 1,606,962 shares of common stock of Star Bulk in 2008 and 2009. On July 17, 2008 the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT. On April 28, 2009 the remaining 803,481 shares of Star Bulk's common stock were issued to TMT.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.               Basis of Presentation and General Information-(continued):

On November 27, 2007 the Company obtained shareholder approval for the acquisition of the initial fleet and for affecting the Redomiciliation Merger, which became effective on November 30, 2007. The shares of Star Maritime were exchanged on one-for-one basis with shares of Star Bulk and Star Bulk assumed the outstanding warrants of Star Maritime. Subsequently, Star Maritime shares ceased trading on Amex.

In addition, upon completion of the Redomiciliation Merger, all Trust Account proceeds were released to the Company to complete the Transaction in accordance with the terms and conditions of the Master Agreement.  Star Bulk shares and warrants started trading on the Nasdaq Global Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk's outstanding common stock.

The Company began operations on December 3, 2007.  By the end of March 2008, Star Bulk had taken delivery of all of its eight initial vessels.

Below is the list of the Company's wholly owned  subsidiaries as of June 30, 2009:

Wholly Owned	Vessels	DWT	Date	Year
Subsidiaries	Acquired		Delivered	built

Star Bulk Management Inc.	-	-	-	-
Starbulk S.A.***	-	-	-	-

Vessels in operation as of June 30, 2009
Star Epsilon LLC	Star Epsilon*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
Star Beta LLC	Star Beta*	174,691	December 28, 2007	1993
Star Zeta LLC	Star Zeta*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma*	53,098	January 4, 2008	2002
Star Alpha LLC****	Star Alpha*	175,075	January 9, 2008	1992
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

Vessel sold
Star Iota LLC	Star Iota**	78,585	March 7, 2008	1983

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.              Basis of Presentation and General Information-(continued):

*	Initial fleet or initial vessels

**
On April 24, 2008 the Company entered into an agreement to sell Star Iota (which was a vessel in our initial fleet) for gross proceeds of $18.4 million less $1.8 million of costs associated with the sale.  The vessel was delivered to its purchasers on October 6, 2008.

***	Starbulk S.A. was incorporated on January 28, 2009 for the purpose of acting as the Company's vessels technical manager.

****	On July 21, 2009, the Company agreed to sell the vessel Star Alpha (Note 14)

2.              Significant Accounting policies:

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2008. There have been no material changes to the Company's significant accounting policies, except for new accounting pronouncements as noted below.

Recent accounting policies:

i)  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS No. 157"). SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The effective date of SFAS No. 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company has adopted SFAS No. 157 for financial assets and liabilities for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its condensed consolidated financial position results of operations or cash flows. The Company has also adopted SFAS No. 157, as it relates to nonfinancial assets and liabilities, starting January 1, 2009 and its adoption did not have a material impact on its financial position, results of operations or cash flows.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-(continued):

ii)  In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has adopted SFAS No. 161 and its adoption did not have a material impact on its financial position, results of operations or cash flows (refer to Note 12).

iii)  In June 2008, the FASB issued FSP EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP EITF 03-6-1 did not have an impact on our condensed consolidated financial statements as dividends are required to be returned to the entity if the employee forfeits the award.

iv)  In April 2009, the FASB issued FASB Staff Position ("FSP") 107-1 and Accounting Principles Board ("APB") 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP 107-1 and APB 28-1"), which amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107") to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  This FSP also amends APB 28, "Interim Financial Reporting," to require those disclosures in summarized financial information at interim reporting periods.  FSP 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of FSP 107-1 and APB 28-1 in the current quarter did not have an impact on the Company's condensed consolidated financial statements.  See Note 12 for the Company's disclosures about the fair value of financial instruments.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies-(continued):

v) In May, 2009, the FASB issued SFAS No. 165 "Subsequent Events"("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165:

-Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."

-Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and not recognized subsequent events (Type II).

-Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.

-Indicates that management should consider supplementing historical financial statements with the pro forma impact of no recognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data.

SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of SFAS No. 165 in the second quarter of 2009 did not have significant impact on the Company's condensed consolidated financial statements.

vi) In June 2009 the FASB issued statement No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy has been modified to include only two levels of GAAP: authoritative and nonauthoritative." SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company's condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.              Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

	December 31, 2008	June 30, 2009
Assets
TMT Co ltd. (a)	$454	$-
Combine Marine S.A. (b)	11	-
Oceanbulk Maritime, S.A.(c)	-	1,458
Total assets	$465	$1,458

Liabilities

Oceanbulk Maritime, S.A.(c)	$1	$-
Interchart Shipping Inc. (d)	6	50
Management and Directors Fees (e)	149	75
Total Liabilities	$156	$125

(a) TMT Co. Ltd.:  Under the Master Agreement (Note 1) the Company issued to TMT 12,537,645 shares of Star Bulk's common stock representing the stock consideration portion of the aggregate purchase price of initial vessels and agreed to issue to TMT the additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009. On July 17, 2008, the Company issued 803,481 of the additional consideration of 1,606,962 shares of Star Bulk's common stock to TMT. The remaining 803,481 shares of Star Bulk's common stock were issued to TMT on April 28, 2009.

Under the Master Agreement, as of December 31, 2007, Star Bulk took delivery of three vessels of its initial fleet as indicated in Note 1.  During the six months ended June 30, 2008, Star Bulk took delivery of the remaining five vessels of its initial fleet as indicated in Note 1.

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement dated, February 23, 2007, with TMT for the Star Gamma. The charter rate for the Star Gamma was $28.5 per day for a term of one year commencing January 4, 2008, when the vessel was delivered to the Company. The vessel was redelivered by the charterers to the Company on January 18, 2009. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. The charter rate for the Star Iota was $18 per day commencing March 3, 2008 when the vessel was delivered to the Company. The vessel was sold to a third-party on October 6, 2008.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.              Transactions with Related Parties-(continued):

TMT is a company controlled by Mr. Nobu Su, a former director of the Company. During the second quarter of 2008, Mr. Nobu Su's beneficial ownership decreased to 7%, and on October 20, 2008, he resigned from the board of directors of Star Bulk with immediate effect. As a result TMT ceased to be a related party to Star Bulk.

As of December 31, 2008, the outstanding balance of $454 with TMT mainly represented a receivable for bunkers. For the six months ended June 30, 2008 and 2009 the Company earned $6,039 and $309, respectively of net revenue under the time charter party agreements with TMT.

(b)  Combine Marine S.A., (or "Combine"):  Under an agreement dated May 4, 2007, Star Bulk appointed Combine, a company affiliated with Messrs. Tsirigakis, Pappas and Christos Anagnostou, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provides interim technical management and associated services, including legal services, to the vessels starting with their delivery to Star Bulk, and also provides such services and shore personnel prior to and during vessel delivery to Star Bulk in exchange for a flat fee of $10 per vessel prior to delivery of the initial fleet and at a daily fee of $0.45 per vessel after vessel's delivery and during the term of the agreement. Combine is entitled to be reimbursed by Star Bulk for out-of-pocket expenses incurred by Combine while managing the vessels and is obligated to provide Star Bulk with the full benefit of all discounts and rebates available to Combine. The term of the agreement is for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days' notice. As of June 30, 2009, none of the Company's vessels were managed by Combine.

As of December 31, 2008 and June 30, 2009 Star Bulk has an outstanding receivable balance of $11 and $0, respectively, from Combine.  During the six months ended June 30, 2008 and 2009 Combine charged $1,460 and $0, respectively for technical management services.

(c) Oceanbulk Maritime, S.A., (or "Oceanbulk"):  Oceanbulk Maritime, S.A., a related party, paid for certain expenses on behalf of Star Maritime. Mr. Petros Pappas, the Company's Chairman of the Board, is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels. Star Bulk's Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer, Mr. Christos Anagnostou were employees of Oceanbulk until November 30, 2007. On June 3, 2008, the Company entered into an agreement with Vinyl Navigation, a company affiliated with Oceanbulk Maritime, S.A., a company founded by Star Bulk's Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the purchase price of $87,180, which was the same price that Vinyl Navigation had paid when it acquired the vessel from an unrelated third party. The Company eventually paid $86,940 due to the late delivery of the vessel. The Star Ypsilon was delivered to the Company on September 18, 2008. No commissions were charged to the Company on the sale or the chartering of the Star Ypsilon.  Star Ypsilon was acquired with an existing above market time charter at an average daily hire rate of $91,932, and the Company recorded the fair market value of time charter acquired at $14,417 which is being amortized as a decrease to revenues during the remaining approximate three years period of the respective acquired time charter (Note 7). Vinyl Navigation has a back-to-back charter agreement with TMT, a company controlled by Mr. Nobu Su, on the same terms as Star Bulk's charter agreement with Vinyl Navigation. No commissions were charged to Star Bulk either on the sale or the chartering of the Star Ypsilon. For the six months ended June 30, 2008 and 2009, the Company earned $0 and $14,870, respectively for net revenue under the time charter party agreements with Vinyl Navigation which are included under revenues in the accompanying condensed consolidated statements of income.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.              Transactions with Related Parties-(continued):

As of December 31, 2008 and June 30, 2009, Star Bulk had an outstanding balance of $1 (liability) and $1,458 (asset), respectively resulting from chartering activities with Oceanbulk.  During the six months ended June 30, 2008 and 2009, Oceanbulk charged $100 and $0, respectively for legal and office support expenses which are included under "General and administrative expenses" in the accompanying condensed consolidated statements of income.

(d) Interchart Shipping Inc. (or "Interchart"):  Interchart, a company affiliated to Oceanbulk, acting as a chartering broker of Star Alpha, Star Delta, Star Gamma, Star Zeta, Star Epsilon, Star Omicron, Star Beta , Star Sigma, Star Theta and Star Cosmo.  As of December 31, 2008 and June 30, 2009, Star Bulk had an outstanding liability of $6 and $50, respectively to Interchart.  During the six months ended June 30, 2008 and 2009 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $81 and $639 respectively which are included under Voyage expenses in the accompanying condensed consolidated statements of income.

(e)  Management and Directors Fees:  On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by its Chief Executive Officer and its Chief Financial Officer, for the services provided by the Chief Executive Officer and the Chief Financial Officer, respectively. Each of these agreements is for a term of three years unless terminated earlier in accordance with the terms and conditions of such agreements. Under the consulting agreements, each company controlled by the Chief Executive Officer and the Chief Financial Officer is expected to receive an annual consulting fee of €370 (approx. $494) and €250 (approx. $334) respectively, commencing on the date of the Redomiciliation Merger on a pro-rata basis.

Additionally, the Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements, among others, including an annual discretionary bonus, to be determined by Star Bulk's board of directors in its sole discretion.  The related expenses for the six months ended June 30, 2008 and 2009 were $497 and $440, respectively and are included under "General and administrative expenses" in the accompanying condensed consolidated statement of income.

Non-employee directors of Star Bulk receive an annual cash retainer of $15, plus a fee of $1 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7.5 per year and each chairman of each other standing committees will receive an additional $5 per year.

As of December 31, 2008 and June 30, 2009, Star Bulk had an outstanding payable balance of $149 and $75, respectively with its Management and Directors, representing unpaid fees.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.               Inventories

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2008	June 30, 2009

Lubricants	$864	$831
Bunkers	412	1,006
Total	$1,276	$1,837

5.              Vessels and other fixed assets, net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	As of December 31,	As of June 30,
	2008	2009

Cost
Vessels	$872,577	$872,577
Other fixed assets	502	536
Total cost	873,079	873,113
Accumulated depreciation	(51,795)	(83,292)
Vessels and other fixed assets	$821,284	$789,821

6.              Deferred finance charges:

Deferred charges comprise deferred financing costs, consisting of fees and commissions associated with obtaining loan facilities and amortized to interest and finance costs over the life of the related debt using the effective interest rate method over the life of the related debt. On December 27, 2007, April 14, 2008 (amended September 18), and July 1, 2008 the Company entered into loan agreements for an amount up to $317,500 ($305,000, as amended, Note 8) in aggregate, resulting in the deferral of the associated loan management fees amounting to $1,625.  Amortization for the six months ended June 30, 2008 and 2009 amounted to $81 and $185, respectively and is included under "Interest and finance costs" in the accompanying condensed consolidated statements of income.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.               Fair value of below/above market acquired time charter agreements:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below.  These amounts are amortized as increase/decrease to revenue on a straight-line basis to the end of each charter period.  In the event of an early termination of these time charters, the unamortized portion of the fair value of below/above market acquired time charter agreements would be included under "Gain on time charter agreement termination" in the statement of income.

Vessel	Fair value of aquired time charter	Amortization for the six months ending June 30, 2008	Net Balance as of December 31, 2008	Amortization for the six months ending June 30, 2009	Net Balance as of June 30, 2009

Fair value of below market acquired time charter (long term liability)
Star Epsilon	$14,375	$5,578	$1,017	$1,017	$-
Star Theta	12,397	4,036	3,076	3,076	-
Star Alpha	46,966	12,775	12,504	12,504	-
Star Delta	13,815	5,059	1,804	1,804	-
Star Gamma	11,649	5,092	-	-	-
Star Zeta	2,746	2,746	-	-	-
Star Cosmo	3,856	-	3,173	675	2,498
Total	$105,804	$35,286	$21,574	$19,076	$2,498

Fair value of above market acquired time charter (long term asset)
Star Kappa	$1,980	$367	$1,206	$234	$972
Star Ypsilon	14,417	-	12,942	2,565	10,377
Total	$16,397	$367	$14,148	$2,779	$11,349

The vessel Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 until January 16, 2009, was redelivered to the Company by its charterers approximately one month prior to the earliest redelivery date per the time charter agreement (Note 13). The Company under the provisions of SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") has recognized the gain on a time charter agreement termination of  $10,077 which relates to the unamortized fair value of below market acquired time charter on a vessel redelivery date.

Star Theta was also redelivered to the Company by its charterers on March 15, 2009, approximately 29 days prior to the earliest redelivery date per the time charter Agreement.  The Company has recognized a gain on time charter agreement termination amounting to $842. In addition, the Company received $260 from its charterers relating to the early termination of this charter party.

Amounts described above relating to Star Alpha and Star Theta amounting to $11,179 are included under "Gain on time charter agreement termination" in the accompanying condensed consolidated statements of income for six months ended June 30, 2009.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.              Long-term Debt:

a) On December 27, 2007 the Company entered into a loan agreement with Commerzbank of up to $120,000 in order to partly finance the acquisition cost of the secondhand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta. The loan bears interest at Libor plus a margin and is repayable in twenty-eight quarterly installments through December 2016.

b) On April 14, 2008, the Company entered into a term loan agreement with Piraeus Bank A.E. which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150,000 to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon.  This loan agreement is secured by the Star Omicron, the Star Beta, and the Star Sigma.   The loan bears interest at Libor plus a margin and is repayable in twenty-four quarterly installments through September 2014.

c) On July 1, 2008, the Company concluded a loan agreement of up to $35,000 with Piraeus Bank A.E. in order to partly finance the acquisition cost of vessel Star Cosmo.  The full amount of the loan was drawn down, on same date.  The loan bears interest at Libor plus a margin and is repayable in twenty-four quarterly installments through July 2014.

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, and a first assignment of all freights, earnings, insurances and requisition compensation.  The loan contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as certain financial covenants relating to the Company's financial position, operating performance and liquidity.  In addition, the Company must maintain minimum cash deposits, as defined in the loan agreement, an amount equal to $10,000 or $1,000 per vessel, whichever is greater. As of December 31, 2008 and June 30, 2009, the Company recognized restricted cash amounting to $12,000, pursuant to the terms of the Company's loan agreements, which are included under "Long-term restricted cash" in the accompanying condensed consolidated balance sheets.

In March 2009, the Company entered into agreements with its lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in the loan agreements until January 31, 2010 and February 28, 2010, respectively. Under the terms of such agreements, the Company pledged additional security, and dividend payments and share repurchases will be subject to the prior written consent of the Company's lenders. Furthermore, the interest spread increased to 2.00% per annum for the duration of the waiver period. As a result, the Company recognized an additional $6,000 and $15,500 as short-term and long-term restricted cash, respectively in the accompanying condensed consolidated balance sheets as of June 30, 2009.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.               Long-term Debt-(continued):

The principal payments required to be made after June 30, 2009, are as follows:

12 months ending	Amount
June 30, 2010	$56,975
June 30, 2011	43,500
June 30, 2012	29,275
June 30, 2013	23,800
June 30, 2014	24,100
June 30, 2015 and thereafter	94,350
Total	$272,000

"Interest and finance costs" in the accompanying condensed consolidated statements of income for the six months ended June 30, 2008 and 2009 include interest expense amounting to $3,117 and $5,193 respectively, amortization of deferred finance fees amounting to $81 and $185, respectively and other finance fees amounting to $44 and $98.

STAR BULK CARRIERS CORP.
Notes to Unaudited  Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.               Preferred, Common stock and Additional paid in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the Board of Directors.

Common Stock: Star Bulk is authorized to issue 100,000,000 shares of common stock, par value $0.01.

On December 31, 2008, and June 30, 2009 Star Bulk had outstanding 58,412,402 and 61,104,760 shares of common stock, respectively.

Warrants:  On the date of consummation of the Redomiciliation Merger (Note 1), Star Bulk had 20,000,000 shares of common stock reserved for issuance upon the exercise of the warrants. Each outstanding Star Maritime warrant was assumed by Star Bulk with the same terms and restrictions except that each would be exercisable for common stock of Star Bulk.  Following the effectiveness of the Redomiciliation Merger, the warrants became exercisable and warrant holders exercised their right to purchase shares of the Company's common stock. During the six month period ended June 30, 2008 Star Bulk received $94,029 for 11,753,556 warrants exercised at $8.00 per warrant. The Company also issued 11,753,556 of common stock upon the exercise of the warrants for the same period. During the six months ended June 30, 2009, no warrants were exercised.  The remaining unexercised warrants will expire on December 16, 2009.  There is no cash settlement option for the warrants.

Share and Warrant re-purchase plan:  Following the consummation of the Redomiciliation Merger, in 2008 the Company announced a repurchase plan of shares and warrants of up to an aggregate value of $50,000. As at December 31, 2008 an amount of 1,247,000 shares and an amount of 1,362,500 warrants had been repurchased.  The Company paid $7,976 for the shares and $5,473 for the above mentioned warrants. Under the terms of the waiver agreements (Note 8) with the Company's lenders, any share and warrant repurchases are subject to their prior written consent.  During the six months ended June 30, 2009, there were no warrant or share repurchases.

Declaration of dividends: Under the terms of the waiver agreements (Note 8) with the Company's lenders, any dividend payments are subject to their prior written consent. On June 25, 2009, the Company declared a cash dividend on its common stock amounting $0.05 per share.  The dividend paid on July 14, 2009 to stockholders as of record on July 7, 2009. The Company received written consent from each of its lenders for the declaration and payment of this dividend.

On January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008 declared on November 17, 2008 and amounting to $1,886 into 818,877 newly issued shares in a private placement.

STAR BULK CARRIERS CORP.

Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.             Earnings per Share:

The Company calculates basic and diluted earnings per share as follows:

	Six months ended June 30,
	2008	2009
Income:
Net income	$48,293	$19,010

Basic earnings per share:
Weighted average common	47,855,865	60,694,160
Shares outstanding, basic
Basic earnings per share	$1.01	$0.31

Effect of dilutive securities:
Dilutive effect of Warrants	4,942,148	-
Weighted average common shares outstanding, diluted	52,798,013	60,694,160
Diluted earnings per share	$0.91	$0.31

During the six months ended June 30, 2008 and 2009, 11,753,556 and 0 (Note 9) warrants were exercised, respectively. As of June 30, 2008 and 2009, a total of 5,932,080 and 5,916,150 warrants were outstanding, respectively at an exercise price of $8 per warrant. The exercise price of warrants was below the average market price of the Company's shares during the six months ended June 30, 2008. Consequently, the Company's warrants were dilutive and included in the computation of the diluted weighted average common shares outstanding based on the treasury stock method. The exercise price of warrants was above the average market price of the Company's shares during the six months ended June 30, 2009. Consequently, the Company's warrants were not dilutive and were not included in the computation of the diluted weighted average common shares outstanding based on the treasury stock method. The weighted average diluted common shares outstanding for the six months ended June 30, 2008 and 2009 excludes the effect of 240,000 and 110,000 of unvested restricted shares, respectively, because their effect would be anti-dilutive.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.             Equity Incentive Plan

On February 8, 2007 the Company's Board of Directors approved the terms and provisions of the Company's Equity Incentive Plan (the Plan). Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan.

From December, 2007 until March 2008 the Company granted to its Chief Executive Officer, its Chief Financial Officer, and one of its directors an aggregate of 315,000 restricted shares of Star Bulk common stock. These shares will be fully vested by July 1, 2010.

In December 2008, pursuant to the terms of the Plan, the Company authorized the issuance of an aggregate of 130,000 unvested restricted common shares to all of its employees and an aggregate of 940,000 unvested restricted common shares to the members of its board of directors. These shares were fully vested in January 2009.

Total compensation cost of $2,222 and $1,666, was recognized and included under "General and administrative expenses" in the accompanying condensed consolidated income statement for the six months ended June 30, 2008 and 2009, respectively.

The following table presents a summary of the Company's non-vested stock awards for the six months ending June 30, 2009:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2009	1,255,000	$3.56
Granted	-	-
Vested	(1,145,000)	2.43
Unvested as at June 30, 2009	110,000	$15.34

As of June 30, 2009, there were a total of 110,000 unvested shares and $329 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 1 year.

The total fair value of shares vested during the six-month period ended June 30, 2008 and 2009 was $861 and $2,526, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.             Fair value disclosures:

SFAS No. 157 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

Since the fourth quarter of 2008 the Company trades in the Forward Freight Agreements ("FFAs") market with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Dry bulk shipping FFAs generally have the following characteristics: they cover periods from several days and months to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties. As all Company's FFAs are settled on a daily basis through London Clearing House (LCH), the fair value of these instruments at June 30, 2009 was $0. There is also a margin maintenance requirement based on marking the contract to market.  Market-to-market value of FFAs and the amount held as margin are negatively correlated.  Cash margin requirement for future trades was $4,430 and it is classified as short-term restricted cash in the accompanying condensed consolidated balance sheets as of June 30, 2009.

For the period ended June 30, 2009, losses recognized on FFA contracts amounted to $3,610 and are included under "Loss on Forward Freight" agreements in the accompanying condensed consolidated statements of income.

The carrying value of cash and cash equivalents, trade accounts receivable, accounts payable and current accrued liabilities approximates their fair value due to the short term nature of these financial instruments. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.             Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements.

The Company commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine ("ICI"). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding.

In January 2009, the Company made a written submission to its appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14,709. In March 2009, Star Bulk made a written submission to respond to claims that the Company overpaid under the relevant time charter agreement and submitted counterclaims in connection with the early re-delivery of the vessel. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

STAR BULK CARRIERS CORP.
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.            Commitments and Contingencies-(continued):

Arbitration proceedings have commenced pursuant to disputes that have arisen with the charterers of the Star Alpha.  The disputes relate to vessel performance characteristics and hire whereas Star Bulk is seeking damages for repudiations of the charter due to early redelivery of the vessel as well as unpaid hire, while the charterers are seeking contingent damages resulting from the vessel's off-hire. Submissions and counterclaim submissions have been filed by parties with the arbitration panel. Arbitration proceeding, before a common panel, are also running between third parties that sub-chartered the vessel. In the first quarter of 2009 the vessel underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of the repairs, the Star Alpha was redelivered to the Company by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

14.            Subsequent Events.

The Company has evaluated subsequent events through September 30, 2009, the date the financial statements were issued.

a. Dividend payment: The dividend had been declared on June 25, 2009 (Note 9) paid on or about July 14, 2009 to stockholders as of record on July 7, 2009. The Company received written consent from each of its lenders for the declaration and payment of this dividend.

b. Arbitration proceeding: Arbitration proceedings have commenced on July 27, 2009 against TMT seeking damages resulting from TMT's repudiation of a charter relating to the Star Ypsilon.

c. Sale of vessel:  On July 21, 2009, the Company agreed to sell the Star Alpha, a 175,075 dwt, 1992 built Capesize vessel to a third party for a contracted sale price of $19.85 million.  As of July 21, 2009 the vessel's book value was approximately $95.0 million. The vessel will be classified as "held for sale" during the third quarter of 2009, and the loss arising thereon will be recognized in the statements of income for the period ended September 30, 2009.  The vessel is expected to be delivered to her new owners during December 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: September 30, 2009	By:	/s/ Prokopios Tsirigakis
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President